

April 5, 2012

Via E-mail
Mr. Richard Pearce
President and Chief Executive Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80033

> **Re:** **DC Brands International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 28, 2012**
> **File No. 000-54031**

Dear Mr. Pearce:

We have limited our review of the above information statement to the issue we have addressed in our comment. Please respond to this letter by revising the information statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note you want to increase the number of authorized shares of common stock from 500 million to 5 billion shares. We also note that your disclosure states that the board of directors has no immediate plans, understandings, agreements or commitments to issue additional shares of stock for any purpose not previously disclosed in the Company's public filings. Please revise your disclosure to include a description of the plans, understandings, agreements or commitments, written or oral, to issue additional shares of common stock that were previously disclosed in your public filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Leslie Marlow
        Gracin & Marlow LLP
        Mission Bay Office Plaza
        20283 State Road &, Suite 300
        Boca Raton, Florida 33498